UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

SEACOR HOLDINGS INC.

(Name of Subject Company (Issuer))

SAFARI MERGER SUBSIDIARY, INC.

(Names of Filing Persons (Offeror))

a wholly owned subsidiary of

SAFARI PARENT, INC.

(Names of Filing Persons (Parent of Offeror))

AMERICAN INDUSTRIAL PARTNERS CAPITAL FUND VII, L.P.

(Names of Filing Persons (Other Persons))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

811904101

(CUSIP Number of Class of Securities)

c/o American Industrial Partners

Jason Perri

450 Lexington Avenue, 40th Floor

New York, NY, 10017

notices@americanindustrial.com

(212) 916-8171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Daniel S. Evans

Ropes & Gray LLP

1211 Avenue of Americas

New York, NY 10036

(212) 596-9000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$849,496,422.62	$92,680.06

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the sum of (i) 20,372,799 outstanding shares of common stock, par value $0.01 per share (the “Shares”), of SEACOR Holdings Inc. (“SEACOR”) multiplied by $41.50, and (ii) 1,600,613 Shares issuable pursuant to outstanding “in-the-money” stock options multiplied by an amount equal to $41.50 minus the exercise price for such options. The calculation of the filing fee is based on information provided by SEACOR as of December 16, 2020.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2021 beginning on October 1, 2020, issued August 26, 2020, by multiplying the transaction value by 0.00010910.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$92,680.06	Filing Party:	Safari Merger Subsidiary, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	December 18, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Safari Merger Subsidiary, Inc., a Delaware corporation (“Purchaser”), Safari Parent, Inc., a Delaware corporation (“Parent”), and American Industrial Partners Capital Fund VII, L.P., a Delaware limited partnership (“AIP Fund VII”), with the U.S. Securities and Exchange Commission on December 18, 2020 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser, a wholly owned subsidiary of Parent which is controlled by affiliates of AIP Fund VII, to purchase all outstanding shares of common stock, $0.01 par value per share (“Shares”), of SEACOR Holdings Inc., a Delaware corporation (“SEACOR”), at a price of $41.50 per Share, net to the holder in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated December 18, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of AIP Fund VII, Parent and Purchaser. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

Offer to Purchase (Exhibit (a)(1)(A))

The information set forth in the Offer to Purchase under the sections set forth below and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

•	The Expiration Date is amended to be January 21, 2021. As a result, the Offer to Purchase is hereby amended by replacing all references to January 20, 2021 with January 21, 2021.

•	“Section 13 - Conditions of the Offer” is hereby amended and supplemented as follows:

•

The following sentence is hereby deleted: “The foregoing conditions (the “Offer Conditions”) shall be in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement.”

•	The following sentence is added as the first sentence in the paragraph under item h: “The foregoing conditions are herein referred to as the “Offer Conditions.””

•

The penultimate sentence in the last paragraph is revised as follows: “The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions and (except for the Minimum Tender Condition) may be waived by Parent and Purchaser, in whole or in part, at any time and from time to time.”

•

The following is added as the last sentence to the last paragraph: “Parent and Purchaser will promptly provide public disclosure to the shareholders of SEACOR if at any time Parent or Purchaser believes that a material Offer Condition will not be met on the Expiration Date, and whether Parent and Purchaser intend to waive such condition or terminate the Offer.”

•	“Section 15 – Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented as follows:

•

The second paragraph under the subsection titled “Antitrust” is deleted and replaced with the following: “On December 18, 2020, each of Parent and SEACOR filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. The required waiting period with respect to the Offer expired in the ordinary course at 11:59 p.m., Eastern Time on January 4, 2021. Accordingly, the condition to the Offer requiring that the waiting period applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.”

•

The following is added as the third paragraph under the subsection titled “Legal Proceedings Relating to the Tender Offer”: “On December 29, 2020, a complaint was filed in the United States District Court for the Southern District of New York by a purported stockholder of SEACOR regarding the Merger. The complaint, filed on an individual basis by the plaintiff, is captioned Sherman v. SEACOR Holdings Inc., et al., Case No. 1:20-cv-11020 (the “Sherman Complaint”). The Sherman Complaint names as defendants SEACOR and each member of the SEACOR Board. The Sherman Complaint alleges violations of Sections 14(e) and 14(d) of the Exchange Act and 15 U.S.C. §§ 78n(d)(4), 78n(e), 78t(a) and U.S. Securities and Exchange Commission Rule 14D-9, 17 C.F.R. §240.14d-9(d) against all defendants and alleges violations of Section 20(a) of the Exchange Act against the individual defendants. The Sherman Complaint contends that the Schedule 14D-9 filed on December 18, 2020 was materially incomplete and contained misleading information. The Sherman Complaint seeks: (i) injunctive relief preventing the consummation of the Merger; (ii) if the Merger closes, rescission of the Merger Agreement or an award of rescissory damages; (iii) an award to the plaintiff for costs and disbursements, including reasonable attorneys’ and experts’ fees and expenses; and (iv) such other equitable relief as the court may deem just and proper.”

Form of Letter of Transmittal (Exhibit (a)(1)(B))

The Form of Letter of Transmittal is hereby amended by replacing all references to January 20, 2021 with January 21, 2021.

Form of Notice of Guaranteed Delivery (Exhibit (a)(1)(C))

The Form of Letter of Notice of Guaranteed Delivery is hereby amended by replacing all references to January 20, 2021 with January 21, 2021.

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (Exhibit (a)(1)(D))

The Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees is hereby amended by replacing all references to January 20, 2021 with January 21, 2021.

Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E))

The Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees is hereby amended by replacing all references to January 20, 2021 with January 21, 2021.

Form of Summary Advertisement (Exhibit (a)(1)(F))

The Form of Summary Advertisement is hereby amended by replacing all references to January 20, 2021 with January 21, 2021.

ITEM 12.	EXHIBITS.

Index No.

(a)(1)(A) *	Offer to Purchase, dated as of December 18, 2020.

(a)(1)(B) *	Form of Letter of Transmittal.

(a)(1)(C) *	Form of Notice of Guaranteed Delivery.

(a)(1)(D) *	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E) *	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F) *	Form of Summary Advertisement, published December 18, 2020 in The Wall Street Journal.

(a)(5)(A)	Joint Press Release dated as of December 7, 2020, issued by SEACOR and Parent on December 7, 2020, incorporated herein by reference to Exhibit 99.1 to SEACOR’s Current Report on Form 8-K as filed with the United States Securities and Exchange Commission on December 7, 2020 (File No. 001 - 12289).

Index No.

(d)(1)	Agreement and Plan of Merger, dated as of December 4, 2020, among SEACOR, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by SEACOR with the Securities and Exchange Commission on December 7, 2020).

(d)(2)	Non-Disclosure Agreement, dated as of August 7, 2020 by and between SEACOR and AIP, LLC (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by SEACOR with the Securities and Exchange Commission on December 18, 2020).

(d)(3) *	Limited Guarantee, dated as of December 4, 2020, delivered by American Industrial Partners Capital Fund VII, L.P. in favor of SEACOR.

(d)(4) *	Debt Commitment Letter, dated as of December 4, 2020, by and among HPS Investment Partners, LLC, Ally Bank and Parent.

(d)(5) *	Equity Commitment Letter, dated as of December 4, 2020, from American Industrial Partners Capital Fund VII, L.P. to Parent.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on December 18, 2020 as an exhibit to the Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2021

SAFARI MERGER SUBSIDIARY, INC.

By:	/s/ TONI RINNEVAARA
Name: Toni Rinnevaara
Title: Vice President

SAFARI PARENT, INC.

By:	/s/ TONI RINNEVAARA
Name: Toni Rinnevaara
Title: Vice President

AMERICAN INDUSTRIAL PARTNERS CAPITAL FUND VII, L.P.

By: AIPCF VII, LLC, its general partner

By:	/s/ STANLEY EDME
Name: Stanley Edme
Title: Managing Member